Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 18, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 14, 2025, The Nasdaq Stock Market (the "Exchange") received from Direxion Shares ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of Beneficial Interest

Direxion Daily COIN Bull 2X ETF

Direxion Daily HOOD Bull 2X ETF

Direxion Daily INTC Bull 2X ETF

Direxion Daily ORCL Bull 2X ETF

Direxion Daily ORCL Bear 1X ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi